Exhibit 99.6

NICE Actimize Recognized for Technology Innovation for the Sixth Consecutive

Year in the Chartis 2021 RiskTech100® Rankings

Achieving a top ten ranking in the RiskTech100, NICE Actimize also received a category honor for its communications monitoring solution capabilities

Hoboken, NJ – December 10, 2020 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized by Chartis Research as the category winner for Communications Monitoring in its recently released 2021 RiskTech100® rankings. In addition to the Communications Monitoring category leadership accolade, NICE Actimize also maintained its position in the “Top Ten” of Chartis’ comprehensive list of top 100 global vendors in risk and compliance technology, achieving its sixth consecutive year in the top ten rankings. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

Reflecting overall value delivered to the financial services market, NICE Actimize achieved among the highest average scores across a range of parameters. The Chartis RiskTech100® ranking assessment criteria comprise six equally-weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

Observed Mark Feeley, Global Brand Director, Chartis Research, “Coronavirus has had a profound effect on societies, economies and markets, with impacts that may be longer-lasting than anyone has predicted. Notably, however, in a RiskTech context, COVID-19, rather than introducing new dynamics to RiskTech markets, has accelerated and amplified those that were already there. The pandemic has highlighted serious issues that had been lurking beneath the surface for some time. Addressing these issues and more, we congratulate NICE Actimize on this year’s success and as a continuing leader in the RiskTech100®.”

Chris Wooten, EVP, NICE, said, “As the market continues to turn to NICE Actimize for innovation and support, this year was unprecedented as we provided our customers with targeted solutions to meet the unique needs of this difficult environment. The work at home environment, in particular, required specialized attention in communication monitoring and we were the first to achieve certification in Microsoft Teams for unified communications recording. Our appreciation to Chartis for honoring our market leadership in financial crime and our communications monitoring capabilities.”

About Chartis

Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize

NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:

Cindy Morgan-Olson, +1 551 256 5000, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.